Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Six Months Ended June 30,		For the Calendar Years Ended December 31,				For the Fiscal Year Ended November 30, 2012	For the One Month Ended December 31, 2012
	2017	2016	2016	2015	2014	2013
Earnings:
Income before income tax expense	$1,735	$1,812	$3,656	$3,612	$3,694	$3,944	$3,753	$274
Losses from unconsolidated investees	27	26	58	50	29	18	12	1
Total earnings	$1,762	$1,838	$3,714	$3,662	$3,723	$3,962	$3,765	$275
Fixed charges:(1)
Total interest expense	$786	$673	$1,398	$1,263	$1,134	$1,146	$1,331	$103
Interest factor in rents	2	3	5	6	5	5	6	1
Total fixed charges	$788	$676	$1,403	$1,269	$1,139	$1,151	$1,337	$104
Combined fixed charges and preferred stock dividends:(1)
Total interest expense	$786	$673	$1,398	$1,263	$1,134	$1,146	$1,331	$103
Interest factor in rents	2	3	5	6	5	5	6	1
Preferred stock dividends	30	28	57	59	60	60	—	—
Total combined fixed charges and preferred stock dividends	$818	$704	$1,460	$1,328	$1,199	$1,211	$1,337	$104
Earnings before income tax expense and fixed charges	$2,550	$2,514	$5,117	$4,931	$4,862	$5,113	$5,102	$379
Earnings before income tax expense and combined fixed charges and preferred stock dividends	$2,580	$2,542	$5,174	$4,990	$4,922	$5,173	$5,102	$379

Ratio of earnings to fixed charges	3.2	3.7	3.6	3.9	4.3	4.4	3.8	3.6
Ratio of earnings to combined fixed charges and preferred stock dividends	3.2	3.6	3.5	3.8	4.1	4.3	3.8	3.6

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense and preference security dividend requirements.